David Zhang	41st Floor, One Exchange Square
Direct Dial: (852) 2912-2503	8 Connaught Place, Central
david.zhang@lw.com	Hong Kong
Tel: +852.2522.7886 Fax: +852.2522.7006
www.lw.com

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October 22, 2010	Frankfurt	Rome
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Mr. Russell Mancuso / Mr. Geoff Kruczek	Los Angeles	Singapore
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Securities and Exchange Commission	Milan	Washington, D.C.
100 F Street, N.E.
Washington, D.C. 20549	File No. 045646-0004

Re:	Funtalk China Holdings Limited
Post-effective Amendment No. 10 to Form S-4 on Form F-3
Filed on October 22, 2010
File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) the Company’s Post-Effective Amendment No. 10 to Form S-4 on Form F-3 Registration Statement (“Amendment No. 10”) for the purpose of revising the Form F-3 Registration Statement to reflect the separation of the Series A Units and Series B Units (together, the “Units”), to incorporate the Form 6-Ks dated September 29, 2010 (File number 001-34578), October 15, 2010 (File number 001-34578) and October 22, 2010 (File number 001-34578) into Amendment No. 10 and to update certain disclosure regarding the Company.

In addition, set forth below are the Company’s responses to the Staff’s comments in a letter to the Company, dated September 23, 2010.  For your convenience, the Staff’s comments are repeated below in bold and followed by the Company’s response.

We are also sending courtesy copies of this letter to you by courier, together with a redline of Amendment No. 10 marked to show changes from the Company’s Post-Effective Amendment No. 9 to Form S-4 on Form F-3.

Michael S. L. Liu	Stanley Chow	Simon D. Powell	Registered Foreign Lawyers:
Simon H. Berry	Raymond M. S. Kwok	Chun Fai Woo	Eugene Y. Lee (New York)
Joseph A. Bevash	Jane M. S. Ng	Cheung Ying Yeung	David J. Miles (England and Wales)
Kenneth D. C. Chan	John A. Otoshi		David Zhang (New York)

1.                                              We will continue to review your response to prior comment 1 after you:

•                  tell us about all disclosures that you made to unit investors before you decided to separate the units regarding your ability to cause a mandatory separation on a date of your choosing;

•                  tell us about all effects of the separation to investors, including tax implications;

•                  revise your prospectus to reflect the separation of the units; and

•                  incorporate the Form 6-K mentioned in your response.

The Company first disclosed to Unit investors its plan to mandatorily separate its Units into their component instruments, the ordinary shares (the “Ordinary Shares”), class A warrants (the “Class A Warrants”) and class B warrants (the “Class B Warrants, together with the Class A Warrants, the “Warrants”), in its Form 6-K dated September 13, 2010. The Form 6-K did not include a discussion of the Company’s ability to cause a mandatory separation, including on a date of its choosing, because other than the physical certificates of the Units (copies of the specimen certificates were filed as exhibits 4.2 and 4.3 to the Post-Effective Amendment No. 5 to Form S-4 on Form F-1 (SEC File No. 333-153492)), there was no instrument that defined or governed the Units, and as such there was no authority or instrument that required the Company to make such disclosure or prohibited the Company from separating the Units into their component instruments.  The certificate does not contain any rights other than that the Units consisted of Ordinary Shares and Warrants.

In order to effect the mandatory separation of Units and delist them from the OTC Bulletin Board on September 27, 2010, the date chosen by the Company, the Company notified Financial Industry Regulatory Authority (“FINRA”), which oversees the OTC Bulletin Board.  FINRA reviewed the Company’s notification and, upon completion of such review, effected the delisting of the Units from the OTC Bulletin Board on September 27, 2010. Upon the effectiveness of the mandatory separation, each Unit holders’ account was updated to reflect ownership of the Company’s Ordinary Shares and Warrants in lieu of the Units.

As stated in the Company’s response letter to the Staff on September 23, 2010 and as disclosed in the section entitled “Description of Share Capital” of the registration statement, a Unit is simply a bundle of securities consisting of the Company’s Warrants and Ordinary Shares, and there is no instrument that defines or governs the Units, other than a physical certificate. The certificate of the Units did not provide Unit holders with any rights in addition to their rights in the Company’s Ordinary Shares and Warrants.  Furthermore, the Company confirms to the Staff that other than the Unit holders’ accounts being updated to reflect ownership of the Company’s Ordinary Shares and Warrants in lieu of the Units, the mandatory separation (i) did not affect Unit holders’ rights and (ii) did not have any tax implications for Unit holders.

For the Staff’s information, the Unit class was created prior to the business combination on July 9, 2009 when Pypo Digital Company Limited, the Company’s current wholly owned subsidiary in the Cayman Islands, merged with MK Arizona Corp. (“MK Arizona”) and the Company inherited the complex capital structure from MK Arizona.  The Company attempted to simplify its capital structure, acting in the best interests of the Company and its investors, by removing the Unit class.

In response to the Staff’s comments, we have amended Amendment No. 10 to reflect the separation of the Units into their component instruments and to incorporate the Form 6-K dated September 29, 2010, which includes as an exhibit the form of the Unite Purchase Option Agreement which has been amended as a result of the Unit separation.

2.                                              Please expand your response to prior comment 2 to clarify why you intend to submit an acceleration request that has the required written acknowledgements. See Securities Act Section 8(c).

The Company notes Section 8(c) of the Securities Act.  In response to the Staff’s comment, enclosed herewith is a separate letter signed by the Company containing the written acknowledgements requested by the Staff in the comment letter.

3.                                              Please file an updated consent from your independent accountant.

The Company has filed an updated consent of Deloitte Touche Tohmatsu as an exhibit to Amendment No. 10, in addition to filing the opinions of Latham & Watkins LLP, Han Kun Law Offices and Roetzel & Andress, L.P.A. as the Company has amended the F-3 Registration Statement to reflect the separation of the Units.

*                              *                              *

If you have any questions regarding this response letter and Amendment No. 10, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

David T. Zhang

of LATHAM & WATKINS

Enclosure:	Company’s Acknowledgement Letter

cc:	Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Benjamin Su, Latham & Watkins LLP, Beijing
(each, with enclosure)